UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April 2025

Commission File Number:  001-34984

FIRST MAJESTIC SILVER CORP.

(Translation of registrant's name into English)

Suite 1800 - 925 West Georgia Street

Vancouver, British Columbia V6C 3L2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [    ]      Form 40-F  [ X ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	News Release dated April 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.
(Registrant)

/s/ Samir Patel
Samir Patel
General Counsel & Corporate Secretary

April 10, 2025